Allianz Life Insurance Company of North America
Stewart D. Gregg, Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

August 21, 2007

VIA EDGAR

Ms. Sally Samuel, Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:   Allianz Life Insurance Company of North America
      Allianz Life Variable Account B
      Post Effective Amendment No. 2
      File Nos. 333-139701 and 811-05618

Dear Ms. Samuel:

This is to confirm that upon receiving state approvals for the updated contract filed in the above referenced post-effective amendment, the initial version of the contract will no longer be offered for sale.

Please contact me with any questions or comments you may have concerning the enclosed. I may be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone:
(763)765-2913

Sincerely,

Allianz Life Insurance Company of North America


By:  /s/ Stewart Gregg
       __________________________________________
       Stewart D. Gregg